Exhibit 1
                                                                       ---------

For Immediate Release                                               11 July 2006

                              WPP GROUP PLC ("WPP")

                                Notice of Results

WPP will be announcing its 2006 interim results on Friday, 18 August 2006 in respect of the six months ended 30th June 2006.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com